Pursuant to a Board approved vote on January 10, 2007, Fidelity Securities Fund commenced a new series of shares, Fidelity Small Cap Opportunities Fund.

Pursuant to a Board approved vote on January 10, 2007, Fidelity Securities Fund commenced new classes of shares, Advisor International Real Estate Fund (Class A, Class, T, Class, B, Class C and Institutional Class) on April 4, 2007.